Kien Huat Realty III Limited SC 13D/A

Exhibit 20

Kien Huat Realty III Limited

c/o 21st Floor Wisma Genting

Jalan Sultan Ismail

Kuala Lumpur

Malaysia

Special Committee of the Board of Directors

Empire Resorts, Inc.

c/o Monticello Casino and Raceway

204 State Route 17B, P.O. Box 5013

Monticello, NY 12701

July 25, 2019

Members of the Special Committee:

Empire Resorts, Inc. (the “Company” or “Empire”) is at a critical juncture. Despite repeated cash infusions from lenders and equity holders, the Company has operated with significant financial losses year after year, has been unable to become financially self-sustaining from revenues from its operations and does not appear to have any reasonable prospect for becoming financially self-sustaining in the future. The Company’s recent announcement on June 20, 2019 that it has created a special committee to oversee the evaluation of strategic alternatives for the Company as a whole was likely in recognition of this reality.

As you know, Kien Huat Realty III Limited (“Kien Huat” or “we”) is the largest stockholder in the Company, owning approximately 86% of the Company’s outstanding common stock, par value $0.01 per share (the “Common Stock”), including Common Stock issuable upon conversion of the Series F Convertible Preferred Stock, par value $0.01 (the “Series F Preferred Stock”). Kien Huat’s repeated infusions of equity and debt investments in the Company over the years have enabled the Company to continue operating until now. Kien Huat’s commitment to provide further equity financing to the Company pursuant to the Commitment Agreement by and between Kien Huat and the Company, dated as of November 9, 2018, as further amended on May 7, 2019 (the “Commitment Agreement”) will expire on April 15, 2020 and Kien Huat’s final equity investment may occur as early as November 15, 2019. As we no longer believe that the Company can become financially self-sustaining as a standalone public company, at this time, we do not intend to provide further equity or debt financing beyond our obligations under the Commitment Agreement while Empire remains a public company.

In view of the challenges facing the Company and our belief that these challenges cannot be overcome while Empire is a public company, Kien Huat would, if requested by the Special Committee, be willing to submit a proposal (the “Proposal”) to acquire all of the outstanding equity of the Company not owned by Kien Huat. We intend to immediately enter into discussions with potential equity and debt financing sources.

We believe that the Proposal would provide the Company’s minority stockholders an opportunity to preserve and recognize value and liquidity that is unavailable to them in the thinly traded market for the Company’s equity and that is unlikely to be available to them in the future if the Company continues as a public company.

The Proposal would assume: (a) 34,413,459 shares of Common Stock outstanding, of which 28,914,606 shares are owned by Kien Huat; (b) 44,528 shares of Series B Preferred Stock outstanding; (c) 740 shares of Series F Preferred Stock, all of which are owned by Kien Huat; (d) outstanding warrants to purchase (i) 60,000 shares of Common Stock at an exercise price of $81.50 per share and (ii) 133,334 shares of Common Stock at an exercise price of $30 per share (together, the “Warrants”); (e) 443,000 restricted stock units (“RSUs”) outstanding; (f) except for the Common Stock, the Series B Preferred Stock, Series F Preferred Stock, RSUs and the Warrants (which we expect would be cancelled upon consummation of the acquisition), no other equity securities or rights to acquire equity securities of the Company are outstanding; and (g) that the Company’s total indebtedness is less than $559,899,000.

Consistent with the letter agreement between Kien Huat and the Company, dated February 17, 2016, which was amended on December 28, 2017, the acquisition contemplated by the Proposal would be subject to the approval of (i) holders of a majority of the votes represented by the outstanding shares of Common Stock and Series B Preferred Stock (together with any other capital stock of the Company entitled to vote together with the Common Stock in the election of the board of directors of the Company, “Voting Stock”) other than Voting Stock owned by Kien Huat or its affiliates and executive management and (ii) the Special Committee or another committee of the board of directors of the Company (the “Board”) composed solely of disinterested members of the Board who are also independent of Kien Huat and its affiliates.

The acquisition contemplated by the Proposal would also be subject to, among other things: (a) the completion of due diligence, including financial, legal, accounting, tax and business and operations diligence, with results satisfactory to us in our sole discretion; (b) our reaching agreement with equity or debt financing sources; (c) the negotiation and execution of mutually acceptable definitive transaction documentation; (d) successfully obtaining all required or advisable regulatory approvals including, without limitation, any required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the New York State Gaming Commission; (e) satisfaction of any other applicable regulatory or stock exchange requirements and (f) such other terms and conditions as are usual and customary in comparable transactions.

Given Kien Huat’s history with, and knowledge of, the Company, we believe we are well positioned to conduct diligence and negotiate and complete the transaction in an expedited manner and expect to promptly enter into an appropriate and customary confidentiality agreement and discussions to do so. To that end, we are prepared to immediately dedicate substantial internal and external resources to allow us to complete diligence on an accelerated time frame and we expect that the Company will assist with such diligence on an expedited basis.

This letter and the Proposal are non-binding, do not constitute an offer capable of acceptance or other binding commitment or obligation and we may terminate discussions regarding the Proposal, the acquisition or any other transaction at any time and for any or no reason. No commitment, including any obligation to negotiate, shall arise with respect to the Proposal, the acquisition or any other transaction unless and until such time as definitive agreements with respect to any such Proposal, the acquisition or other transaction are executed and delivered by the parties thereto, and then only to the extent set forth in such definitive agreements.

Due to Kien Huat’s obligations under the federal securities laws, we intend to promptly file an amendment to its Schedule 13D, including a copy of this letter, with the Securities and Exchange Commission.

We stand ready to immediately commence due diligence and begin discussions and negotiations relating to the Proposal. If you have any questions, please do not hesitate to contact us. We look forward to working together on this transaction.

Best regards,

KIEN HUAT REALTY III LIMITED

/s/ Yap Chong Chew
Name: Yap Chong Chew
Title: Authorized Signatory